EXHIBIT 21.1

Name of consolidated	State or other jurisdiction of	Date of incorporation or formation	Attributable
subsidiary or entity	incorporation or organization	(date of acquisition, if applicable)	interest

Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	95%
Vicon Industries Limited	United Kingdom	March 23, 2018	95%